UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 14)

POINTER TELOCATION LTD.
(Name of Issuer)

Ordinary Shares, NIS 3.00 par value per share	M7946T104
(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co. 1, Azrieli Center Tel-Aviv 67021, Israel +972-3-608-7851 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	M7946T104	13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: --
	8	SHARED VOTING POWER: 2,237,191
	9	SOLE DISPOSITIVE POWER: --
	10	SHARED DISPOSITIVE POWER: 2,237,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,237,191
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.55%(1)
14	TYPE OF REPORTING PERSON: CO

(1) Based on a number of 4,911,524 Ordinary Shares outstanding as of the date hereof.

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CUSIP No.	M7946T104	13D/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: --
	8	SHARED VOTING POWER: 2,237,191
	9	SOLE DISPOSITIVE POWER: --
	10	SHARED DISPOSITIVE POWER: 2,237,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,237,191
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.55%
14	TYPE OF REPORTING PERSON: IN

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CUSIP No.	M7946T104	13D/A	Page 4 of 8

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: --
	8	SHARED VOTING POWER: 2,237,191
	9	SOLE DISPOSITIVE POWER: --
	10	SHARED DISPOSITIVE POWER: 2,237,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,237,191
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.55%
14	TYPE OF REPORTING PERSON: IN

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This Amendment No. 14 to Schedule 13D is being filed on behalf of DBSI Investments Ltd. ("DBSI"), Barak Dotan and Yossi Ben Shalom (together, the “Reporting Persons”), relating to the ordinary shares (the “Ordinary Shares”) of Pointer Telocation Ltd., a corporation existing under the laws of Israel ( “Pointer”). The original statement on Schedule 13D, and the previous amendments filed thereto, are hereby amended and supplemented as follows:

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On April 23, 2012, DBSI agreed to purchase 50,000 Ordinary Shares priced at $2.95 per share (the "Securities") of Pointer for total consideration of $147,500 (the “Purchase Price”). The issuance of the Securities was conditional upon shareholder approval and the filing of a prospectus supplement in connection with Pointer’s proposed rights offering. DBSI also agreed, with respect to the rights offering, to exercise its basic subscription right in full and its over-subscription right in full (the “Stand-By Commitment”), in order to subscribe for all of the Ordinary Shares of Pointer not subscribed for by other shareholders in the rights offering. Pursuant to the prospectus supplement filed by Pointer on June 19, 2012, Pointer is issuing up to 644,034 Ordinary Shares in the rights offering. Therefore, if other shareholders don’t participate in the rights offering, DBSI will then purchase more than its pro rata amount of Ordinary Shares in the rights offering pursuant to the Stand-by Commitment up to 644,034 Ordinary Shares. The amount of Ordinary Shares purchased by DBSI in the rights offering will ultimately depend on the level of participation by other Pointer shareholders in such rights offering.

Pointer’s shareholders approved the issuance of the Securities to DBSI at a shareholder meeting held on June 7, 2012 and the prospectus supplement for Pointer’s rights offering was filed on June 19, 2012. As a result, the conditions to the issuance were satisfied and Pointer issued the Securities to DBSI on June 19, 2012 in consideration of the Purchase Price.

The source of funds for this purchase on the purchase date was internal funds.

Item 4.    Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On June 19, 2012, DBSI purchased the Securities as described in Item 3 above.

DBSI acquired the securities of Pointer for investment purposes. DBSI intends to review its investment in Pointer and may, based on such review as well as other factors (including, among other things, its evaluation of Pointer's business, prospects and financial condition, amounts and prices of available securities of Pointer, the market for Pointer's securities, other opportunities available to DBSI and general market and economic conditions), acquire additional securities of Pointer or sell securities of Pointer, on the open market or in privately negotiated transactions. In addition, based on its review and/or discussions with management, DBSI may explore from time to time a possible restructuring of Pointer. DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of Pointer purchased by it.

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Except as set forth in Item 3 and this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) (b)  DBSI is the beneficial owner of 2,237,191 Ordinary Shares, constituting 45.55% of the outstanding Ordinary Shares. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of 2,237,191 Ordinary Shares. DBSI holds the right to vote its 2,237,191 Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

(c)   DBSI did not effect any transaction in the securities of Pointer in the past 60 days other than as described herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 23, 2012, DBSI agreed to purchase the Securities for total consideration of $147,500. The subscription agreement is attached hereto as Exhibit 5.

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Item 7.    Materials to be Filed as Exhibits.

Item 7 is hereby supplemented by adding Exhibit 5 below:

Exhibit 1.	Joint Filing Agreement*

Exhibit 5:	Subscription Agreement, dated April 23, 2012, between DBSI Investments Ltd. and Pointer Telocation Ltd.

* Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2012

DBSI INVESTMENTS LTD.

By: /s/ Barak Dotan	/s/ Yossi Ben Shalom
Name: Barak Dotan	Yossi Ben Shalom
Title: Director	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2012

By: /s/ Barak Dotan
Name: Barak Dotan

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2012

By: /s/ Yossi Ben Shalom
Name: Yossi Ben Shalom

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